AB 3/5

09058376

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45389

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carnegie, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 West 55th Street
(No. and Street)

New York, (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(212) 262-5800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Regen, Benz & MacKenzie, CPA's PC
(Name – *if individual, state last, first, middle name*)

57 West 38th Street, New York (Address) (City) NY (State) 10018 (Zip Code)

PROCESSED
MAR 1 0 2009
THOMSON REUTERS

SEC Mail Processing Section
FEB 2 6 2009
Washington, DC
103

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Baekgaard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carnegie, Inc., as of December 31, 20008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER G. OLSSON
Notary Public, State of New York
No. 01OL6135072
Qualified in New York County
Term Expires October 11, 2009

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of XXXXXXXXXXXXXXXXXXXX Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARNEGIE, INC.
(a wholly owned subsidiary
of Carnegie Investment Bank AB)

FINANCIAL STATEMENTS

DECEMBER 31, 2008

RegenBenzMacKenzie

RegenBenzMacKenzie

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Carnegie, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Carnegie, Inc. (a wholly owned subsidiary of Carnegie Investment Bank AB) as of December 31, 2008 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is affiliated with other companies in the same line of business, all of which are controlled by a common parent. As discussed in Note 4, the Company and its affiliates have engaged in significant transactions with each other.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carnegie, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Regen, Benz & MacKenzie, CPA's, P.C.

New York, New York
January 20, 2009

REGEN, BENZ & MACKENZIE, C.P.A.'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

57 WEST 38TH STREET, NEW YORK, NEW YORK 10018
TELEPHONE 212.661.2720 FACSIMILE 212.681.6140

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Current Assets	
Cash (Note 3)	$ 9,042,609
Commissions Receivable (Note 4)	42,118
Other Receivables	39,063
Prepaid Income Taxes (Note 9)	1,169,366
Prepaid Expenses	142,300
Total Current Assets	10,435,456
Fixed Assets	
Furniture, Equipment and Leasehold Improvements at cost, less accumulated depreciation of $1,748,524 (Note 5)	476,080
Other Assets	
Deferred Income Tax Benefit (Note 9)	149,383
Deposits	3,970
Total Other Assets	153,353
TOTAL ASSETS	$ 11,064,889

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities	
Accounts Payable and Accruals	$ 1,650,800
Rent Abatement	29,050
Total Current Liabilities	1,679,850
Commitments and Contingent Liabilities (Note 7)	
Stockholder's Equity	
Capital Stock (Note 8)	1
Paid-in Capital	1,999,999
Retained Earnings	7,385,039
Total Stockholder's Equity	9,385,039
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 11,064,889

See accountants' audit report and accompanying notes to financial statements.

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenue	
Commission Income	$21,770,337
Fee Income	1,566,940
Interest Income	300,844
Foreign Exchange Loss	(550,626)
Total Revenue	23,087,495
Expenses	
Settlement Costs	7,953,870
Salaries	6,899,969
Office Rent and Utilities	375,127
Commercial Rent Tax	6,637
Payroll Taxes	141,360
Employee Benefits (Note 6)	750,978
Insurance	58,658
Research	118,818
Depreciation	55,112
Repairs and Maintenance	65,947
Office Expenses	101,375
Telephone and Communication	1,011,574
Machine Rental and Maintenance	77,181
Professional and Legal Fees	231,256
Travel and Entertainment	1,201,718
Regulatory Fees	43,821
Dues and Subscriptions	11,605
Charitable Contributions	25,100
Business Gifts	827
Payroll Service Charges	28,993
Seminars	288
Total Expenses	19,160,214
Income Before Income Taxes	3,927,281
Provision for Income Taxes (Note 9)	(1,710,577)
Net Income for the Year Ended December 31, 2008	$ 2,216,704

See accountants' audit report and accompanying notes to financial statements.

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Capital Stock	Paid-in Capital	Retained Earnings	Total
Balances, January 1, 2008	$ 1	$ 1,999,999	$ 14,168,335	$ 16,168,335
Net Income	-	-	2,216,704	2,216,704
Dividend	-	-	(9,000,000)	(9,000,000)
Balances, December 31, 2008	$ 1	$ 1,999,999	$ 7,385,039	$ 9,385,039

See accountants' audit report and accompanying notes to financial statements.

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash Flows from Operating Activities	
Net Income	$ 2,216,704
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation and Amortization	55,112
Decrease in Commissions Receivable	1,387,270
Increase in Other Receivables	(17,058)
Increase in Prepaid Income Taxes	(1,058,498)
Increase in Prepaid Expenses	(38,542)
Increase in Deferred Income Tax Benefit	(8,017)
increase in Security Deposits	(3,970)
Decrease in Accounts Payable and Accruals	(4,075,004)
Decrease in Income Taxes Payable	(271,155)
Decrease in Rent Abatement	(4,150)
Net Cash Used in Operating Activities	(1,817,308)
Cash Flows From Investing Activities	
Purchase of Fixed Assets	(253,543)
Sale of Investments	16,000,000
Net Cash Provided by Investing Activities	15,746,457
Cash flows from financing activities	
Dividend Paid	(9,000,000)
Net Cash Used in Financing Activities	(9,000,000)
Net Increase in Cash	4,929,149
Cash and Cash Equivalents January 1, 2008	4,113,460
Cash and Cash Equivalents December 31, 2008	$ 9,042,609

Supplemental Disclosures of Cash Flow Information:

Cash Paid During the Year for:

Taxes	$ 3,048,247

See accountants' audit report and accompanying notes to financial statements.

NOTE 1 - ORGANIZATION

Carnegie, Inc. ("Carnegie") an United States of America Corporation, was incorporated on September 19 1986. Carnegie is a wholly owned subsidiary of Carnegie Investment Bank AB, a Swedish Corporation which was owned by D. Carnegie & Co. AB. D. Carnegie & Co. AB was a publicly listed company on the OMX Nordic Exchange Stockholm until December 23, 2008 when it withdrew the shares from the stock exchange. On November 10, 2008, the Swedish government through the Swedish National Debt Office took over all shares of Carnegie Investment Bank AB.

Substantially all securities transactions represent the sale of foreign securities (a minor portion, less than 2% represents domestic securities). All foreign securities commission income is generated through related companies and the settlement costs of foreign securities transactions are through related companies. The sale of domestic securities is also handled through the related companies.

Carnegie does not maintain any customer accounts, as defined by Rule 15c3-3 of the Securities and Exchange Commission. Carnegie is therefore exempt from Rule 15c3-3 in accordance with Section (k)(2)(i) thereof.

Since Carnegie does not settle their trades through a United States broker, it is required to record the liability for the unsettled trades, if any.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Carnegie uses the accrual method of accounting for financial statements and for income tax purposes. Carnegie accounts for all revenue from securities transactions and expenses related to such transactions on a trade date basis.

Furniture and equipment are stated at cost and are being depreciated on the straight-line basis using estimated useful lives from three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Deferred income taxes are provided when income and expenses are recognized in different years for financial and tax reporting purposes (see Note 9). Interest and penalties associated with tax positions are recognized in the statement of income if material.

Foreign currency translation
Amounts recorded in foreign currency are translated into United States dollars as follows:
(a) Monetary assets and monetary liabilities, at the rate of exchange in effect as of the balance sheet date;
(b) Non-monetary assets and non-monetary liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and,
(c) Revenues and expenses (excluding amortization and depreciation, which are translated at the same rate as the related asset), at the average rate of exchange for the year.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company uses estimates and assumptions in preparing financial statements in accordance with U.S. Generally Accepted Accounting Principles. Those estimates and assumptions affect the reported amounts of assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used. The nature of the Company's operations is such that variances from estimates of financial statements amounts are not likely to be significant.

NOTE 3 - CASH

Only $250,000 of cash held at JP Morgan Chase is FDIC insured. The balance of $8,792,609 is not FDIC insured.

For the statement of cash flows, Carnegie includes cash on deposit, cash on hand, money market and certificates of deposits with original maturities less than three months (if any) as cash equivalents.

NOTE 4 - COMMISSIONS RECEIVABLE

Commissions receivable represents the net amount due from related companies of $42,118 (as shown below), net of settlement costs and due within 30 days.

	Commissions Receivable
Carnegie Bank A/S	$ 11,986
D. Carnegie AB Finland Branch	5,865
D. Carnegie AB Norway Branch	24,267
	$ 42,118

NOTE 5 - FIXED ASSETS

Following is a summary of furniture, equipment and leasehold improvements at cost, less accumulated depreciation:

Furniture and Equipment	$ 1,462,591
Leasehold Improvements	762,013
	2,224,604
Less: Accumulated Depreciation	1,748,524
Total	$ 476,080

NOTE 6 - EMPLOYEE BENEFITS

Carnegie established a profit sharing pension plan during the calendar year 1994. All employees who have been employed with the company for three months are covered by the plan. Carnegie's contributions to the plan are at the discretion of the Board of Directors. Contributions may vary from 0-15 percent of an employee's base salary and are determined on a yearly basis; however, the maximum contribution for any individual may not exceed $25,000. Funds contributed to the pension plan are set aside in a separate account for each participant and are self directed by the participant

For the year ended December 31, 2008, contributions to the plan charged to operations were $390,459 and are included in employee benefits.

In addition, Carnegie pays for the cost of all of its employees health insurance premiums.

NOTE 7 - COMMITMENTS

Carnegie occupies leased office space in New York City. The current lease will expire on December 31, 2015. The lease may be cancelled by the landlord upon 6 months written notice at any time after November 1, 2010 if the building is in the process of being converted to residential use. If the landlord exercises this clause, Carnegie's rent shall be abated for the final four months of the remaining lease term. Future minimum rental commitments for this operating lease are as follows:

2009	$ 266,870
2010	272,205
2011	277,649
2012	283,202
2013 - 2015	884,047
Total minimum future rentals	$ 1,983,973

NOTE 8 - CAPITAL STOCK

The authorized, issued and outstanding capital stock at December 31, 2008, was as follows:

Common Stock, par value $.01 per share, authorized 100 shares; issued 100 shares.

NOTE 9 - INCOME TAXES

For calendar year 2008 Carnegie charged $1,710,577 in taxes against income as follows:

Federal	$ 1,176,328
State	326,781
Local	367,647
Adjustment For Prior Years Taxes	(160,179)
	$ 1,710,577

NOTE 9 - INCOME TAXES (CONTINUED)

Carnegie's effective tax rate is 43.56%, a reconciliation of the company's effective tax rate is as follows:

Federal Tax, Computed at the Expected Statutory Rate	34.00 %
State/Local Tax-Net of Federal Benefit	11.03 %
Adjustment For Prior Year Taxes	(3.90)%
Tax Effect of Permanent and Timing Differences	2.43 %
	43.56 %

The major components of income tax expense for the year ended December 31 2008 are:

Current Income Tax Expense	$ 1,878,873
Adjustments in Respect of Current Income Tax of Previous Years	(160,179)
Deferred Income Tax	(8,117)
Income Tax Expense Reported on Financial Statements	$ 1,710,577

Deferred income tax
Deferred income tax at December 31, 2008 relates to the following:

Accelerated Depreciation for Tax Purposes	$ 151,191
Rent Expense Abatement	(1,808)
Deferred Income Tax Reported on Financial Statements	$ 149,383

Carnegie's effective income tax rate is higher that what would be expected if the federal statutory rate were applied to income from continuing operations, primarily because of expenses deductible for reporting purposes that are not deductible for tax purposes (permanent differences) and for items which are deductible for reporting purposes as well as tax purposes in different periods (timing differences).

The following temporary differences gave rise to the deferred tax: rent expense attributable to rent abatement is not deductible since it was not paid; and, the excess of book depreciation over tax depreciation.

Prepaid income tax represents an overpayment of federal income tax. The overpayment is attributable to estimated taxes being paid on projected taxable income which was greater than the actual income.

NOTE 10 - RELATED PARTY DISCLOSURES

The following table provides the total amount of transactions, which have been entered into with related parties for the relevant financial year.

	Commission and Fee Income From Related Parties	Trading Income (Loss) From Related Parties	Currency Gain (Loss) From Related Parties	Settlement Fees Paid to Related Parties
Carnegie Investment Bank AB	9,143,890	(710,499)	54,857	3,283,708
Carnegie Bank A/S	3,459,755	(47,427)	(147,705)	1,156,580
D. Carnegie AB Finland Brach	3,187,107	(54,880)	(110,033)	1,111,074
D. Carnegie AB Norway Branch	7,749,413	(156,844)	(348,128)	2,402,508

NOTE 11 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Carnegie has a number of financial instruments, including cash. Carnegie estimates that the fair value of all financial instruments at December 31, 2008 does not differ materially from the aggregate carrying value of its financial instruments recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by Carnegie using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange. None of the financial instruments are held for trading purposes.

NOTE 12 - NET CAPITAL REQUIREMENTS

Carnegie is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that Carnegie maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregated debit balances arising from customer transactions, as defined. (The net capital rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5 percent of aggregate debits.) At December 31, 2008, Carnegie had net capital of $7,213,015 which was $6,963,015 in excess of its required net capital.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2008

RegenBenzMacKenzie

SCHEDULE I
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

NET CAPITAL	
Total Stockholder's Equity Qualified for Net Capital	$ 9,385,039
Deductions and/or Charges	
Non-allowable Assets:	
Petty Cash	646
Commissions Receivable	42,118
Prepaid Income Taxes	1,169,366
Prepaid Expenses	142,300
Furniture, Equipment and Leasehold Improvements	476,080
Other Assets	192,418
Total Deductions and/or Charges	2,022,928
Net Capital before Haircuts on Securities Positions (Tentative Net Capital)	7,362,111
Haircuts on Investment Securities	149,096
Net Capital	$ 7,213,015
Aggregate Indebtedness	
Items Included in Statement of Financial Condition:	
Accounts Payable and Accruals	$ 1,650,800
Rent Abatement	29,050
Total Aggregate Indebtedness	$ 1,679,850
COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT	
2 percent of aggregate debit items (or $250,000, if greater) as shown in Formula for reserve requirements pursuant to rule 15c3-3 prepared as of the date of net capital computation	$ 250,000
Capital Requirement of Broker, Dealer Electing Alternative Method	250,000
Total Net Capital Requirement	$ 250,000
Excess Net Capital	$ 6,963,015
Net Capital in excess of: 5 percent of aggregate debit items or $120,000	$ 7,093,015

SCHEDULE I (CONTINUED)
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

RECONCILIATION WITH CARNEGIE, INC. COMPUTATION

Net Capital, as reported in Company's Part II Focus Report	$ 7,213,015
Net Capital per above	$ 7,213,015

SCHEDULE II
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

As Carnegie, Inc. does not hold customer accounts, this schedule is not applicable.

SCHEDULE III

CARNEGIE, INC.

(a wholly owned subsidiary of Carnegie Investment Bank AB)

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2008

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3.	$ 0
A.	Number of items	0
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.	$ 0
A.	Number of items	0

SCHEDULE IV

CARNEGIE, INC.

(a wholly owned subsidiary of Carnegie Investment Bank AB)

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS

AS OF DECEMBER 31, 2008

As Carnegie, Inc. does not hold customer accounts, this schedule is not applicable.

RegenBenzMacKenzie

Board of Directors
Carnegie Inc.
New York, New York

In planning and performing our audit of the financial statements of Carnegie Inc. (a wholly owned subsidiary of Carnegie Investment Bank AB)(the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation or differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

REGEN, BENZ & MACKENZIE, C.P.A.'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

57 WEST 38TH STREET, NEW YORK, NEW YORK 10018
TELEPHONE 212.661.2720 FACSIMILE 212.681.6140

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

The report is intended solely for the information and use of the Board of Directors, management, the SEC, The Financial Industry Regulatory Authority (FINRA) and other regulatory, agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Regen, Benz & MacKenzie, CPA's, P.C.

New York, New York
January 20, 2009

END